Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 8849 3600	+632 8849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CHP REPORTS THIRD-QUARTER 2019 RESULTS

•	Sales increased by 2% year-over-year during the first nine months of the year, amounting to PHP 18.2 billion.

MANILA, PHILIPPINES. OCTOBER 25, 2019 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that sales increased by 2% during the first nine months of 2019, amounting to PHP 18.2 billion, versus the comparable period in 2018. For the third quarter, net sales decreased by 3% year-over-year, due to lower volumes.

Domestic cement volumes for the third quarter declined by 6% year-over-year due to lower construction activity, mainly related to public infrastructure. In addition, delays in infrastructure projects impacted private investment negatively.

The company now expects its cement volumes to be flat during 2019.

Cost of sales, as a percentage of sales, remained flat, at 59%, for the first nine months of the year.

Operating expenses, as a percentage of sales, were lower by 3 percentage points year-over-year during the first nine months of 2019, with the reduction coming from the distribution side. For full year 2019, the company is targeting to lower distribution expenses, as a percentage of sales, by 2 to 3 percentage points.

CHP posted an operating EBITDA of PHP 3.4 billion during the first nine months of the year.

Ignacio Mijares, CHP President and CEO, said: “We continued to face lower construction activity during the third quarter. Nevertheless, we are pleased with what we have achieved through the first nine months of the year, particularly with our own efforts to optimize costs, maintain efficiencies, and improve our customers’ experience. We continue to believe in the long-term growth prospects of the Philippines, as infrastructure remains a vital engine for growth in the country.”

Regarding the company’s Stock Rights Offering (“SRO”), CHP has initiated the corresponding processes with the Securities and Exchange Commission of the Philippines and the Philippine Stock Exchange. Subject to having the corresponding approvals, CHP currently expects that the SRO would be finalized during the first quarter of 2020. CHP expects to disclose the terms and conditions of the SRO on a later date as is standard for these types of transactions.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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